               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                       __________________

                         SCHEDULE 13E-4
                  ISSUER TENDER OFFER STATEMENT

              (Pursuant to Section 13(e)(1) of the
                Securities Exchange Act of 1934)

                        (Amendment No. 1)

           ALLIANCE WORLD DOLLAR GOVERNMENT FUND, INC.
                        (Name of Issuer)

           ALLIANCE WORLD DOLLAR GOVERNMENT FUND, INC.
              (Name of Person(s) Filing Statement)

             Common Stock, Par Value $.01 Per Share
                 (Title of Class of Securities)

                            018796102
              (CUSIP Number of Class of Securities)

                      Edmund P. Bergan, Jr.
                Alliance Capital Management L.P.
                   1345 Avenue of the Americas
                    New York, New York  10105
                         (212) 969-1000

    (Name, Address and Telephone Number of Person Authorized
     to Receive Notices and Communications on Behalf of the
                   Person(s) Filing Statement)
                       __________________

                         With a copy to:
                         Bruce D. Senzel
                         Seward & Kissel
                     One Battery Park Plaza
                    New York, New York 10004

                        December 10, 1997
            (Date Tender Offer First Published, Sent
                  or Given to Security Holders)

                        January 21, 1998
                       (Date of Amendment)




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         This Amendment No. 1 to the Issuer Tender Offer
Statement on Schedule 13E-4 filed with the Securities and Exchange Commission on December 10, 1997 by Alliance World Dollar Government Fund, Inc. (the "Fund") relating to an offer to purchase for cash (the "Offer") 1,297,906 of the Fund's issued and outstanding shares of common stock, par value $.01 per share (the "Shares"), amends such Statement on Schedule 13E-4 to add the following information in accordance with Rule 13e-4(c)(3) of the Securities and Exchange Act of 1934 and General Instruction D of Schedule 13E-4:

         The Offer expired at 12:00 Midnight Eastern Time on January 8, 1998. Pursuant to the Offer 1,034,042.524 Shares were properly tendered and not withdrawn and all of the tendered Shares were accepted by the Fund on January 13, 1998 for purchase at the price of $14.80 per Share, the net asset value per Share as determined as of the close of the regular trading session of the New York Stock Exchange on January 8, 1998. Payment for the Shares purchased was made on January 13, 1998. The aggregate purchase price paid by the Fund for the Shares purchased pursuant to the Offer was $15,303,829.36.

Item 9.  Material to Be Filed as Exhibits.

         The following material is hereby filed as additional or amended exhibits to the Fund's Statement on Schedule 13E-4:

         (a)(5)  Text of Press Release dated January 9, 1998.

         (a)(6)  Text of Press Release dated January 13, 1998.

         (c)(1) Corrected signature page 10.


















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                            SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                   ALLIANCE WORLD DOLLAR GOVERNMENT FUND, INC.


                        /s/  Edmund P. Bergan, Jr.
                        ___________________________________

                   Name:     Edmund P. Bergan, Jr.

                   Title:    Secretary


Dated:  January 21, 1998


































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

                          EXHIBIT INDEX

Exhibit                                    Pages in Sequentially
Number                 Exhibit               Numbered Original

(a)(1)(i)*    Advertisement printed in The
              Wall Street Journal.

(a)(1)(ii)*   Offer of Purchase.

(a)(2)(i)*    Form of Letter of Transmittal.

(a)(2)(ii)*   Form W-8

(a)(2)(iii)*  Form of Notice of Guaranteed
              Delivery.

(a)(3)(i)*    Form of Letter to Brokers,
              Dealers, Commercial Banks,
              Trust Companies and Other
              Nominees.

(a)(3)(ii)*   Form of Letter to Clients of
              Brokers, Dealers, Commercial
              Banks, Trust Companies and
              Other Nominees.

(a)(3)(iii)*  Questions and Answers, to be
              Used Only by Brokers, Dealers,
              Commercial Banks, Trust
              Companies and Other Nominees
              and by the Depositary.

(a)(3)(iv)*   Form of Letter to Stockholders
              Who Have Requested Information.

(a)(4)*       Text of Press Release dated
              December 9, 1997.

(a)(5)**      Text of Press Release dated
              January 9, 1998.

(a)(6)**      Text of Press Release dated
              January 13, 1998.


____________________

*      Previously filed.

**     Filed herewith.





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(c)(1)***     Depositary Agreement between
              Alliance World Dollar
              Government Fund, Inc. and
              BankBoston, N.A. dated as of
              December 10, 1997.

(c)(2)*       Advisory Agreement between
              Alliance World Dollar
              Government Fund, Inc. and
              Alliance Capital Management
              L.P. dated October 29, 1992.

(c)(3)*       Administration Agreement
              between Alliance World Dollar
              Government Fund, Inc. and
              Alliance Capital Management
              L.P. dated October 1, 1994.

(c)(4)*       Shareholder Inquiry Agency
              Agreement between Alliance
              World Dollar Government Fund,
              Inc. and Alliance Fund
              Services, Inc. dated November
              28, 1995.























____________________

***    Previously filed except for corrected
       signature page 10 filed herewith.


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